UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 6)

Under the Securities Exchange Act of 1934

dELiA*s, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

246911101
(CUSIP Number)

Michael Zimmerman	Mathew B. Hoffman, Esq.
Prentice Capital Management, LP	Lowenstein Sandler LLP
33 Benedict Place, 2nd Floor	1251 Avenue of the Americas
Greenwich, CT 06830	New York, NY 10020
(212) 756-8040	(212) 262-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2013
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 246911101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Prentice Capital Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power:	0
Number of
Shares Beneficially	8.	Shared Voting Power:	6,034,680
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With
	10.	Shared Dispositive Power:	6,034,680

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,034,680 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.78%*

14.	Type of Reporting Person (See Instructions): PN

*Based on 68,713,252 outstanding shares of common stock (the “Common Stock”) of dELiA*s, Inc. (the “Issuer”), consisting of (i) 47,975,152 shares of Common Stock issued and outstanding as of September 18, 2013 as reported in the Issuer’s Definitive Proxy Statement filed with the Securities Exchange Commission on September 23, 2013 and (ii) 20,738,100 shares of Common Stock issued by the Issuer on October 24, 2013 upon the automatic conversion of the $21,775,000 in principal amount of the Issuer’s Secured 7.25% Convertible Promissory Notes.

Cusip No. 246911101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

PRENDEL LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power:	0
Number of
Shares Beneficially	8.	Shared Voting Power:	6,034,680
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With
	10.	Shared Dispositive Power:	6,034,680

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,034,680 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.78%*

14.	Type of Reporting Person (See Instructions): OO

*Based on 68,713,252 outstanding shares of Common Stock of the Issuer, consisting of (i) 47,975,152 shares of Common Stock issued and outstanding as of September 18, 2013 as reported in the Issuer’s Definitive Proxy Statement filed with the Securities Exchange Commission on September 23, 2013 and (ii) 20,738,100 shares of Common Stock issued by the Issuer on October 24, 2013 upon the automatic conversion of the $21,775,000 in principal amount of the Issuer’s Secured 7.25% Convertible Promissory Notes.

Cusip No. 246911101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Michael Zimmerman

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

	7.	Sole Voting Power:	110,643	(inclusive of 5,000 options to purchase Common Stock)
Number of
Shares Beneficially	8.	Shared Voting Power:	6,034,680
Owned by
Each Reporting	9.	Sole Dispositive Power:	110,643	(inclusive of 5,000 options to purchase Common Stock)
Person With
	10.	Shared Dispositive Power:	6,034,680

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,145,323 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.94%

14.	Type of Reporting Person (See Instructions): IN

*Based on 68,713,252 outstanding shares of Common Stock of the Issuer, consisting of (i) 47,975,152 shares of Common Stock issued and outstanding as of September 18, 2013 as reported in the Issuer’s Definitive Proxy Statement filed with the Securities Exchange Commission on September 23, 2013 and (ii) 20,738,100 shares of Common Stock issued by the Issuer on October 24, 2013 upon the automatic conversion of the $21,775,000 in principal amount of the Issuer’s Secured 7.25% Convertible Promissory Notes.

Cusip No. 246911101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Mario Ciampi

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

	7.	Sole Voting Power:	108,370	(inclusive of 5,000 options to purchase Common Stock)
Number of
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	108,370	(inclusive of 5,000 options to purchase Common Stock)
Person With
	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 108,370 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.16%*

14.	Type of Reporting Person (See Instructions): IN

*Based on 68,713,252 outstanding shares of Common Stock of the Issuer, consisting of (i) 47,975,152 shares of Common Stock issued and outstanding as of September 18, 2013 as reported in the Issuer’s Definitive Proxy Statement filed with the Securities Exchange Commission on September 23, 2013 and (ii) 20,738,100 shares of Common Stock issued by the Issuer on October 24, 2013 upon the automatic conversion of the $21,775,000 in principal amount of the Issuer’s Secured 7.25% Convertible Promissory Notes.

Cusip No. 246911101

       Reference is made to the Statement on Schedule 13D, as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto (as amended, the “Schedule 13D”), filed on behalf of Prentice Capital Management, LP (“Prentice Capital Management”), Michael Zimmerman (“Mr. Zimmerman”), Mario Ciampi (“Mr. Ciampi”) and PRENDEL LLC (“PRENDEL”; PRENDEL, Prentice Capital Management, Mr. Zimmerman and Mr. Ciampi are collectively referred to as, the “Reporting Persons”), relating to the Common Stock, par value $.001 per share (the “Common Stock”), of dELiA*s, Inc. (the “Issuer”).

       The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

       PRENDEL owns 6,034,680 of the shares of Common Stock reported in this Amendment No. 6.  Prentice Capital Management serves as the investment manager of PRENDEL and has the authority to vote and dispose of all securities owned by PRENDEL, including the shares of Common Stock reported herein.  As a result, Prentice Capital Management may be deemed to be the beneficial owner of the shares of Common Stock owned by PRENDEL as reported in this Amendment No. 6.   Mr. Zimmerman is the managing member of the general partner of Prentice Capital Management.   As a result, Mr. Zimmerman may be deemed to be control Prentice Capital Management and PRENDEL and therefore may be deemed to be the beneficial owner of the shares of Common Stock owned by PRENDEL as reported in this Amendment No. 6.  Each of Prentice Capital Management and Mr. Zimmerman disclaim beneficial ownership of the shares of Common Stock owned by PRENDEL as reported in this Amendment No. 6, except to the extent of their pecuniary interest therein.  In addition to the foregoing, (i) Mr. Zimmerman has beneficial ownership of the shares of Common Stock and options to purchase Common Stock granted to him as described in Item 4 to Amendment No. 5 to the Schedule 13D and (ii) Mr. Ciampi has beneficial ownership of the shares of Common Stock and options to purchase Common Stock granted to him as described in Item 4 to Amendment No. 5 to the Schedule 13D.

       This Amendment No. 6 to the Schedule 13D amends the Schedule 13D as follows.

Item 4.   Purpose of Transaction

       Item 4 of the Schedule 13D is hereby supplemented as follows:

       On October 24, 2013, at a special meeting of stockholders of the Issuer, the stockholders (i) ratified and approved the terms of sale and issuance of the $21,775,000 in principal amount of Convertible Promissory Notes (the “Convertible Promissory Notes”) previously issued by the Issuer to PRENDEL and certain other investors pursuant to that certain Securities Purchase Agreement, dated as of July 25, 2013, and (ii) approved the issuance of the 20,738,100 shares of Common Stock issuable upon conversion of the Convertible Promissory Notes.  Pursuant to the terms of the Convertible Promissory Notes, the Convertible Promissory Notes automatically converted into 20,738,100 shares of Common Stock upon receipt of stockholder approval.  As a result, the Convertible Promissory Note held by PRENDEL in the principal amount of $3,750,000 automatically converted into 3,571,429 shares of Common Stock.

Cusip No. 246911101

Item 5.   Interest in Securities of the Issuer

       Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are amended and restated as follows:

       (a) & (b):    Prentice Capital Management and PRENDEL may be deemed to beneficially own, in the aggregate, 6,034,680 shares of Common Stock, representing approximately 8.78% of the Issuer’s outstanding Common Stock (based on 68,713,252 shares outstanding as noted on the cover pages to this Schedule 13D). Mr. Zimmerman may be deemed to beneficially own, in the aggregate, 6,145,323 shares of Common Stock (including options to purchase 5,000 shares of Common Stock granted to Mr. Zimmerman and the restricted shares of Common Stock previously granted to Mr. Zimmerman), representing approximately 8.94% of the Issuer's outstanding Common Stock (based on 68,713,252 shares outstanding as noted on the cover pages to this Schedule 13D). Mr. Ciampi may be deemed to beneficially own, in the aggregate, 108,370 shares of Common Stock (represented by options to purchase 5,000 shares of Common Stock granted to Mr. Ciampi and the restricted shares of Common Stock previously granted to Mr. Ciampi), representing 0.16% of the Issuer’s outstanding Common Stock (based on 68,713,252 shares outstanding as noted on the cover pages to this Schedule 13D).

       (c)    None of the Reporting Persons have effected any transaction in the Issuer’s stock since the filing of Amendment No. 5 to the Schedule 13D.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

       Item 6 of the Schedule 13D is hereby supplemented as follows:

       Other than as described in Item 4 and such agreements previously described in the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any person with respect to any securities of the Issuer.

Cusip No. 246911101

SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2013
PRENDEL LLC

By: Prentice Capital Management, LP, its Manager

By: /s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Investment Manager

PRENTICE CAPITAL MANAGEMENT, LP

By: /s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Investment Manager

/s/ Michael Zimmerman
Michael Zimmerman

/s/ Mario Ciampi
Mario Ciampi

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).